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September 14, 2007

Writer’s Direct Contact 213.892.5290 ASussman@mofo.com
Via Facsimile to (202) 772-9210
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Ms. Melissa Walsh

Re:	Smith Micro Software, Inc. (File No. 000-26536)
Comment Letter dated August 21, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2007
Form 8-K filed August 1, 2007
Dear Ms. Walsh:
     This letter is filed in response to comments received from the Staff of the Securities and Exchange Commission by letter dated August 21, 2007 with respect to the above-referenced filings of Smith Micro Software, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the responses below on its behalf.
Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”)
Consolidated Statements of Cash Flows, page F-7
1.	We note that the tax benefit related to the exercise of stock options in 2006 is included in net cash provided by operating activities rather than net cash provided by financing activities. Tell us how you considered paragraph 68 of SFAS 123(R) in this presentation. Your footnote on page F-12 describing your adoption of SFAS 123(R) on January 1, 2006 should also indicate the impact of applying this paragraph of SFAS 123(R) that amends SFAS 95.

Ms. Melissa Walsh
September 14, 2007
Page Two
     The Company did not adequately take into consideration paragraph 68 of SFAS 123(R) in presenting the tax benefit related to the exercise of stock options in 2006. On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will, in future filings, take into account paragraph 68 of SFAS 123(R) and include the following language in its footnote describing its adoption of SFAS 123(R): “In accordance with SFAS 123(R), the Company presents excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.” The Company will also disclose the amount (if any) of excess tax benefits applicable to SFAS 123(R).
     In its 2006 Form 10-K, the Company included the tax benefit related to the exercise of stock options in net cash provided by operating activities. Taking into account paragraph 68 of SFAS 123(R), if the Company had moved the tax benefit related to the exercise of stock options from cash provided by operating activities to net cash provided from financing activities, it would have reduced cash provided by operating activities by $4,900 thousand to $9,850 thousand, and increased cash provided by financing activities by $4,900 thousand to $64,085 thousand. Although the amounts reflected in the operating and financing portions of the Statement of Cash Flows have changed, both the operating and financing portions continue to show cash being provided, and the total cash provided remains unchanged.
Notes to Consolidated Financial Statements
Note 7. Income Taxes, page F-26
2.	You indicate that you reversed all of your valuation allowance related to deferred tax assets during the year ended December 31, 2006. Tell us why the release of the valuation allowance is also resulting in a debit to deferred tax expense. That is, explain why the release of the valuation allowance is included with the tax benefit related to exercise of stock options that has increased your income tax expense by $9,567 thousand during 2006, as disclosed in the table on page F-26. Also explain the entry to additional paid-in capital of the same amount recorded during 2006, as noted in your consolidated statements of stockholders’ equity on page F-6. That is, the amount recorded in additional paid-in capital is substantially larger than the stock-based compensation expense recognized for the year. Indicate how your accounting considered paragraphs 62 and 63 of SFAS 123(R) and FSP SFAS 123(R)-3.
     The Company did not elect to apply the “simplified method” under SFAS 123(R)-3 to compute the pool of excess tax benefits available to absorb the tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (“APIC Pool”). The Company computes its APIC Pool following the guidance in Paragraph 63 of SFAS 123(R). The Company calculates the amount available to offset the future write-off of the deferred tax assets attributable to SFAS 123(R) equity compensation as the net amount of excess tax benefits that would have qualified

Ms. Melissa Walsh
September 14, 2007
Page Three
had the Company adopted SFAS 123(R) for recognition purposes pursuant to SFAS 123(R)’s original effective date and transition method.
     The valuation allowance released contains two components: equity and non-equity. A total of $4,667 thousand of the valuation allowance released is related to stock option deductions included in NOLs. The release of the equity component of the valuation allowance should credit APIC instead of the tax provision. As such, the Company disclosed the offset to the $4,667 thousand of equity valuation allowance released in the line “tax benefit related to exercise of stock options and release of valuation allowance” in the Statement of Stockholder’s Equity. The remaining $4,900 thousand ($9,567 thousand minus $4,667 thousand) in the “tax benefit related to exercise of stock options and release of valuation allowance” represents the excess tax benefits calculated by taking the difference between the expected 2006 stock compensation tax deduction and the cumulative compensation for those instruments recognized for financial reporting. As required by SFAS 123(R) Paragraph 62, the excess tax benefits shall be recognized as additional paid-in capital. Thus, the Company increased its additional paid-in capital by the current year excess tax benefit of $4,900 thousand and the equity component of the valuation release of $4,667 thousand.
3.	We note that you recognized an income tax benefit of $500 thousand during 2006 related to a purchase price adjustment for Photags. Explain the nature of this adjustment and cite the authoritative literature relied upon in your accounting. Tell us how you considered this adjustment in purchase accounting.
     The Company acquired the assets of Photags in a tax-free, all-stock merger transaction in March 2006. The acquisition was effected when Photags merged with and into a transitory subsidiary wholly owned by the Company. In connection with the acquisition, the Company recorded $500 thousand of deferred tax liabilities related to identifiable intangible assets identified in purchase accounting. The Federal and State deferred tax expenses ($58 thousand) and ($33 thousand) represent the change in the 12/31/2005 and 12/31/2006 deferred tax assets/liabilities balances. As such, the Federal and State deferred tax expenses also include the $500 thousand of deferred tax liabilities attributable to Photag’s identifiable intangible assets. As a result, in the reconciliation presented on page F-26, the Company booked $500 thousand of tax benefit in a separate line item to offset the $500 thousand change in deferred tax liabilities embedded in the Federal and State deferred taxes expenses of ($58 thousand) and ($33 thousand).
     The Company relied on the following authoritative literature: (a) FAS 109.30, which requires the recognition of deferred tax assets and liabilities for the tax effects of the difference between assigned values in the purchase price allocation and tax bases of assets acquired and liabilities assumed in a purchase business combination; (b) FAS 141.35, which requires

Ms. Melissa Walsh
September 14, 2007
Page Four
companies to allocate the purchase price in a business combination to the individual assets acquired and liabilities assumed based on the estimated fair values of the acquired assets and assumed liabilities at the acquisition date. Individual assets include identifiable intangible assets.
     For income tax purposes, amounts assigned to particular assets acquired and liabilities assumed may be different than amounts used for financial reporting. The differences in assigned values for financial reporting and tax purposes result in temporary differences. In applying FAS 109, companies are required to recognize the tax effects of temporary differences related to all assets and liabilities including identifiable intangible assets.
Note 14. Shares Subject to Rescission (Unaudited), page F-35
4.	Tell us why this footnote is labeled as unaudited.
     Footnote 14, “Shares Subject to Rescission,” on page 35 of the 2006 Form 10-K was inadvertently labeled “Unaudited,” Footnote 14 was audited, and the Company will reflect this information as “Audited” in future filings, as appropriate.
Form 10-Q for the Quarter Ended June 30, 2007
Item 4. Controls and Procedures, page 26
5.	We note that your chief executive officer and chief financial officer have determined that your “disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance” to meet the definition pursuant to Rule 13a-15(e) of the Exchange Act. This disclosure does not indicate whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please confirm that your certifying officers concluded that your disclosure controls and procedures were effective based on the full definition per Rule 13a-15(e) of the Exchange Act as of June 30, 2007, March 31, 2007 and December 31, 2006. Also provide us with a representation that future reports will include your certifying officers’ conclusions regarding effectiveness of your disclosure controls and procedures required by the definition set forth by the rules.
     The Company hereby confirms that its certifying officers concluded that disclosure controls and procedures were effective, based on the full definition per Rule 13a-15(e) of the Exchange Act, as of June 30, 2007, March 31, 2007 and December 31, 2006. The Company will include, in its future filings, its certifying officers’ conclusions regarding effectiveness of disclosure controls and procedures required by the definition set forth by the rules.

Ms. Melissa Walsh
September 14, 2007
Page Five
Form 8-K filed August 1, 2007
Exhibit 99.1
6.	We believe the pro-forma statements of operations columnar format appearing in Exhibit 99.1 of your Form 8-K filed August 1, 2007 may create the unwarranted impression to investors that the pro-forma statements of operations have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting a separate reconciliation for only the individual non-GAAP measures discussed within the text of your earnings release (i.e., pro forma earnings per share and pro forma net income), provided each one complies with Item 10 of Regulation S-K, the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G.
     The Company hereby confirms that it will, in its future earnings releases and associated Form 8-K filings, remove the pro-forma statements of operations columnar format and instead present a separate reconciliation for only the individual non-GAAP measures discussed within the text of its earnings releases. The Company will ensure that each reconciliation complies with Item 10 of Regulation S-K, the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G.
7.	Please ensure that future uses of non-GAAP financial measures are in compliance with the disclosure requirements of Item 10(e)(1)(i)(A) of Regulation S-K. In this respect, ensure that you include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measures when presenting non-GAAP financial measures. For example, we note your presentation of pro forma earnings per share and pro forma net income on page 1 of your press release without any discussion of the comparable GAAP results. In addition, when you use non-GAAP measures, ensure that you refer to them using a title other than “pro forma.” Pro forma has a meaning as defined by generally accepted accounting principles sand SEC rules that is significantly different than your presentation. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.
     The Company hereby confirms that it will refrain from using the term “pro forma” where it is inappropriate to do so, and will use the term “non-GAAP” instead in its future earnings releases and associated Form 8-K filings. Where a non-GAAP figure is provided, the Company

Ms. Melissa Walsh
September 14, 2007
Page Six
will provide the most directly comparable GAAP financial measure with an appropriate description, and will otherwise comply with Item 10(e)(1)(i)(A) and Item 10(e)(1)(ii)(E) of Regulation S-K.
* * *
     On behalf of the Company, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding these filings or this response letter to the undersigned at (213) 892-5290. My facsimile is (213) 892-5454.

Sincerely,
/s/ Allen Z. Sussman
Allen Z. Sussman

cc: Andrew Schmidt, Chief Financial Officer